SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


               REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP II
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    755912300
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                          J. M. JAYSON & COMPANY, INC.
                             2350 NORTH FOREST ROAD
                               GETZVILLE, NY 14068
                                 (716) 636-9090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                  NOVEMBER 8, 2001 (EFFECTIVE JANUARY 1, 2002)
--------------------------------------------------------------------------------
            (Date of Event, which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                         (Continued on following pages)

   -----------------------------------------------
            CUSIP No. 75591230
   -----------------------------------------------

   --------- -------------------------------------------------------------------------------------------------------------
      1               NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                      J. M. JAYSON & COMPANY, INC. (16-0953999)
   --------- -------------------------------------------------------------------------------------------------------------
      2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a) [ ]    (b) [X]
   --------- -------------------------------------------------------------------------------------------------------------
      3               SEC USE ONLY
   --------- -------------------------------------------------------------------------------------------------------------
      4               SOURCE OF FUNDS*
                      WC
   --------- -------------------------------------------------------------------------------------------------------------
      5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                               N/A
   --------- -------------------------------------------------------------------------------------------------------------
      6               CITIZENSHIP OR PLACE OF ORGANIZATION

                               New York
   ------------------------- ------- -------------------------------------------------------------------------------------
                               7              SOLE VOTING POWER
               NUMBER OF
                                              908.5 units of limited partnership interest (9.1%)**
                SHARES
   ------------------------- ------- -------------------------------------------------------------------------------------
             BENEFICIALLY      8              SHARED VOTING POWER

               OWNED BY                       0 units of limited partnership interest
   ------------------------- ------- -------------------------------------------------------------------------------------
                               9              SOLE DISPOSITIVE POWER
                 EACH
                                              908.5 units of limited partnership interest (9.1%)**
               REPORTING
   ------------------------- ------- -------------------------------------------------------------------------------------
                               10             SHARED DISPOSITIVE POWER
                PERSON
                                              0 units of limited partnership interest
                 WITH
   ------------- ---------------------------------------------------------------------------------------------------------
        11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   900.5 units of limited partnership interest (9.0%) **
   ------------- ---------------------------------------------------------------------------------------------------------
        12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                       [X]
   ------------- ---------------------------------------------------------------------------------------------------------
        13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   9.0%
   ------------- ---------------------------------------------------------------------------------------------------------
        14                TYPE OF REPORTING PERSON*

                                   CO.
   ------------- ---------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Joseph M. Jayson is the beneficial owner of J. M. Jayson & Company, Inc.

                           This Schedule 13D is being filed on behalf of J. M. Jayson & Company, Inc., a New York corporation with respect to the purchase of Units of Limited Partnership Interest ("Units"), of Realmark Property Investors Limited Partnership II, a Delaware limited partnership. ("RPILP II").

         Item 1.  Security and Issuer.
                  -------------------

                  This statement relates to the RPILP II Units. The principal offices of RPILP II are located at 2350 North Forest Road Suite 12A, Getzville, New York 14068.

         Item 2.  Identity and Background.
                  -----------------------

                  (a) This statement is filed by J. M. Jayson & Company, Inc.("JMJ"). Also listed herein is the beneficial owner of JMJ, Mr. Joseph M. Jayson ("Jayson"), sole shareholder, director, and executive officer of JMJ.

                  (b) The business address of JMJ and Jayson is 2350 North Forest Road, Suite 12A, Getzville, NY 14068.

                  (c) The present principal business of JMJ is investing in real estate related transactions, including owning and operating real estate. Jayson's principal occupation is operating JMJ and other real estate companies as their chief executive officer and he is also involved in investments in oil and gas development.

                  (d) During the past five years, neither JMJ nor Jayson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither JMJ nor Jayson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Jayson is a citizen of the United States of America and a New York resident. JMJ was organized under the laws of the state of New York and is in good standing.

         Item 3.  Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  The source of funds for all of the transactions is current working capital of JMJ.

         Item 4.  Purpose of Transaction.
                  -----------------------

                  The purpose of this transaction is solely for the investment value associated with the Units.

                  Neither JMJ nor Jayson have any plans or proposals that relate to or would result in any changes in RPILP II.

         Item 5.  Interest in Securities of the Issuer.
                  -------------------------------------

                  (a) As of January 1, 2002, the effective date for the transfer of Units, JMJ is the registered holder of
                           900.5 Units, which is 9.0 % of the total units in RPILP II. Jayson holds 4 Units in an IRA personally, and his wife, Judith P. Jayson holds 4 Units in her IRA account.

                  (b) Jayson may be deemed to own beneficially all limited partnership Units owned by JMJ by virtue of his ownership of 100% of the outstanding voting shares of JMJ.

                           Jayson has the sole power to vote or dispose of 900.5 Units (9.0%) owned by JMJ. Jayson also has the sole power to vote or dispose of 4 of the remaining Units. Mr. Jayson disclaims the right to vote or dispose of the balance of the Units, which are the 4 Units owned by Mrs. Jayson.

                  (c) Other than described below, there have not been any transactions with respect to RPILP II's Units within 60 days prior to the date of this Schedule 13D by any of the Reporting Persons referred to herein or at any other time thereafter.

                           The transaction that has resulted in the filing of this Schedule 13D is a purchase of 14 Limited Partnership Units at $200.00 per Unit, in a private sale from a Limited Partner who wished to sell all of their interest in RPILP II. The assignment was executed on November 8, 2001 and becomes effective on January 1, 2002.

                  (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such Units.

                  (e)      Not applicable

         Item 6.           Contracts, Arrangements, Understandings or
                           ------------------------------------------
                           Relationships with Respect to Securities of the
                           -----------------------------------------------
                           Issuer.
                           -------

                  As of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among JMJ and Jayson or between JMJ, Jayson, and any other person with respect to any Units of RPILP II, except as disclosed above.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 8, 2001


                                            /s/ Mr. Joseph M. Jayson
                                            ------------------------------------
                                            Mr. Joseph M. Jayson



                                            J. M. Jayson & Company, Inc.



                                            By: /s/ Joseph M. Jayson
                                                --------------------------------
                                                Name:   Joseph M. Jayson
                                                Title:  President and Director
















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